FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 May to 31 May 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS
1.	Press Release dated 9 May 2002 “Cadbury Schweppes 2002 AGM Statement”.
2.	Ordinary and Special Resolutions of Ordinary Shareholders passed at the Annual General Meeting held on 9 May.
3.	Press Release dated 23 May 2002 “Cadbury Schweppes 2002 Interim Trading Update”.
4.	Press Release dated 27 May 2002 “ Cadbury Schweppes 2002 Investor Seminar”.
5.	Schedule 11 – Notification of Interests of Directors and Connected Persons –Baroness Wilcox dated 29 May 2002.
6.	Memorandum and Articles of Association of Cadbury Schweppes plc dated May 2002.

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	/s/ M A C Clark
M A C Clark
Group Secretary

Dated:	5 June 2002